				Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest Charges	$92,340	$91,598	$83,545	$82,860	$91,318
Interest applicable to rentals	14,440	6,612	6,492	5,768	5,350

Total fixed charges, as defined	106,780	98,210	90,037	88,628	96,668

Preferred dividends, as defined (a)	15,275	8,483	11,310	11,310	11,310

Combined fixed charges and preferred dividends, as defined	$122,055	$106,693	$101,347	$99,938	$107,978

Earnings as defined:
Net Income	$66,875	$172,618	$164,891	$152,365	$161,948
Add:
Provision for income taxes:
Total	81,756	112,944	132,765	94,806	91,787
Fixed charges as above	106,780	98,210	90,037	88,628	96,668

Total earnings, as defined	$255,411	$383,772	$387,693	$335,799	$350,403

Ratio of earnings to fixed charges, as defined	2.39	3.91	4.31	3.79	3.62

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.09	3.60	3.83	3.36	3.25

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.